

January 30, 2007

Mr. Stuart J. Doshi
President
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

      Re: **GeoPetro Resources Company**
              Amendment No. 3 to Registration Statement on Form S-1
              Supplemental letter submitted January 24, 2007
              File No. 333-135485

Dear Mr. Doshi:

      We have reviewed your response letter dated January 24, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be sure to file your January 24, 2007 response letter on EDGAR as correspondence.

Amendment No. 3 to Registration Statement on Form S-1

Selling Shareholders, page 79

2.   We note that Mr. Leonard Ross is President of Western Pacific Securities Inc., a registered broker dealer. Identify Mr. Ross as an underwriter, unless the securities you are registering on his behalf compensated him for investment banking services.

3.   We note your disclosure that any changed information concerning the selling
        shareholders will be set forth in supplements to this prospectus. Please note that
        you may only use supplements for non-material changes. See Telephone Interp.
        I.61. Material changes, including the addition of selling shareholders, require a
        post-effective amendment. As such, you must identify all selling shareholders
        (within 1%), disclose that you will add them by post-effective amendment before
        they can sell pursuant to the registration statement or remove these shares from
        the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        Please contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford, at
(202) 551-3684 if you have questions regarding comments on the financial statements
and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-
3703 if you have questions regarding comments on the engineering matters. Please
contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-7107 with any
other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: R. Milne
        A. Sifford
        J. Wynn
        J. Murphy

        via facsimile
        Adam P. Siegman
        Greene Radovsky Maloney Share & Hennigh L.L.P.
        (415) 777-4961